PRIVATE BROKERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

SEC I.D. No. 8-69181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69181

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Private Brokers, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

745 5th Avenue, Suite 500

(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Caroline Hayes	212-210-6324	caroline@finitive.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC

(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019		6543	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Caroline Hayes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Private Brokers, LLC_____, as of _December 31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUKE A RICCO
Commission # 50214573
Notary Public, State of New Jersey
My Commission Expires
September 26, 2028

Signature: _Caroline Hayes_

Title: _CEO_

Luke Ricco 03-15-2024
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIVATE BROKERS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2023

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Private Brokers, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Private Brokers, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tuttle & Bond

Fredericksburg, Texas
March 26, 2024

We have served as the auditor for Private Brokers, LLC since 2023.

PRIVATE BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets

Cash and cash equivalents	$	53,361
Accrued receivable		184,519
Other current assets		2,154
Total assets	$	240,034

Liabilities and members' equity

Liabilities:

Accounts payable	$	2,130
Accrued expenses		31,051
Total liabilities	$	33,181
Members' equity		206,853
Total liabilities and members' equity	$	240,034

PRIVATE BROKERS, LLC
Notes to Financial Statement
December 31, 2023

NOTE 1:   **Organization and Nature of Business**

Private Brokers, LLC (the "Company") is a Delaware limited liability company located in New York, NY. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

On December 10, 2018 the Company's shareholders entered into a Membership Interest Purchase Agreement with North Capital Investment Technology, Inc. ("NCIT") to sell all of the membership interest of the Company to NCIT. The transaction received FINRA approval under Rule 1017 application on May 1, 2019. The Company changed names from Cedarbridge Securities, LLC as a part of the transaction.

On February 4, 2021, the Company entered into a Membership Interest Purchase Agreement with Finitive Holdings, Inc. to sell all of the membership interest of the Company to Finitive Holdings, Inc. The agreement stipulated a transfer of 20% of the membership interest within five days of the date of the agreement and the remaining 80% upon receiving approval from FINRA under Rule 1017 application. The transaction received FINRA approval on August 29, 2022. After approval, the Company changed names from Public Brokers, LLC.

NOTE 2:   **Significant Accounting Policies**

Allowance for Credit Losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts.

We adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Basis of Presentation
The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

NOTE 2: **Significant Accounting Policies (cont.)**

Revenue Recognition
The Company adheres to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes fees earned for referral capital raising. The recognition and measurement of revenue is based on the assessment of individual contract terms. For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents
All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2023, the Company did not exceed the limit. At December 31, 2023, the Company did not have any cash equivalents.

Income Taxes
The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 2:   **Significant Accounting Policies (cont.)**

Income Taxes
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.   The Company member's tax returns remain subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2020.

Fair Value of Financial Instruments
The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3:   **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2023, the Company had net capital of $20,180, which was $15,180 in excess of regulatory requirement net capital of $5,000. At December 31, 2023, the Company had a net capital ratio was 1.64 to 1.

On November 12, 2020, the Company amended its Membership Agreement with FINRA as a Broker Dealer to no longer claim exemption (k)(2)(i) from SEC Rule 15c3-3 and instead will not claim exemption in reliance of footnote 74 to SEC Release 34-70073.

NOTE 4:   **Commitment and Contingencies**

The Company has no commitments or contingencies as of December 31, 2023.

NOTE 5:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2023 through March 26, 2024 the date our financial statements were available to be issued.

NOTE 6:   **Related Party**

On September 1, 2022, the Company entered into an expense sharing agreement with its sole member, Finitive Holdings, Inc. "Finitive", in which Finitive provides office, compensation and additional services in exchange for reimbursement of a specified percentage of such office, compensation and additional services. For the year ended December 31, 2023, the Company incurred expenses of $34,240 related to this agreement.